Exhibit 14.1

BANK OF THE JAMES FINANCIAL GROUP, INC. CODE OF ETHICS

FOR DIRECTORS AND EXECUTIVE/SENIOR OFFICERS

I.	PURPOSE

This Code of Ethics (this “Code”) sets forth the ethical standards that apply to a) members of the boards of directors, b) executive officers, including the principal executive officer, principal financial officer, and principal accounting officer, if any, and c) senior officers (collectively, the “Bank Representatives”) of Bank of the James Financial Group, Inc. and Bank of the James (collectively, the “Company”). The Company requires Bank Representatives to conduct themselves in a manner consistent with the highest standards of honesty, integrity and fairness at all times when carrying out their responsibilities as Bank Representatives of the Company. The Company recognizes that the Bank Representatives’ actions affect the Company’s customers, shareholders, employees, directors and business partners. All Bank Representatives are required to comply with this Code and any violation will be dealt with promptly.

II.	ETHICAL CONDUCT

In fulfilling their duties as Bank Representatives of the Company, the Bank Representatives shall, to the best of their ability:

a.	conduct themselves honestly and ethically, including the ethical handling of actual conflicts of interest between personal and professional relationships;

b.	provide for full, fair, accurate, timely and understandable disclosure in communications to the public and reports and documents that are filed or submitted to a governmental body, shareholders, or the general public;

c.	comply with applicable governmental laws, rules and regulations, particularly including the banking laws and regulations relating to insider transactions and the anti-bribery laws in 18 U.S.C. Section 215;

d.	promptly report violations of this Code to the person or persons identified in section VI of this Code;

e.	maintain confidentiality with respect to information learned during the course of their service as Bank Representatives;

f.	act responsibility when using the Company’s assets or other resources;

g.	refrain from activities or conduct which could be detrimental to the business or reputation of the Company.

h.	be required to annually acknowledge in writing that they (all those subject to this Code) have read it, understand it, and agree to comply with it.

III.	CONFLICT OF INTEREST

A conflict of interest arises when a Bank Representative’s private, personal interests interfere with the interests of the Company. A conflict of interest also arises if the Bank Representative’s and the Company’s interests appear to conflict, even if they do not actually conflict.

A Bank Representative shall not take any action that directly benefits the Bank Representative or a third party if the action is inconsistent with the interests of the Company. A conflict of interest also arises if a Bank Representative has difficulty performing his or her duties as a representative of the Company due to the Bank Representative’s personal interest. Bank Representatives or members of their families shall not receive improper personal benefits resulting from the Bank Representative’s position at the Company. At all times, Bank Representatives shall avoid relationships that interfere with (or may interfere with) the Bank Representative’s ability to act independently, objectively and in the best interests of the Company.

As soon as reasonably possible, a Bank Representative must report any transaction that could reasonably result in a conflict of interest to the Chair of the Audit Committee of the Board of Directors, or the Chairman of the Board of Directors if such Bank Representative is the Chair of the Audit Committee and the Bank Representative must obtain written approval from such person before taking part in the transaction.

IV.	CORPORATE OPPORTUNITY

Bank Representatives of the Company shall not personally take advantage of an opportunity that the Company could choose to take advantage of, nor shall they take advantage of an opportunity discovered through their position with the Company. Bank Representatives shall not compete with the Company or use the Company’s property or information for their own personal gain.

V.	ACCOUNTABILITY

A Bank Representative will be subject to disciplinary action, including termination, at the discretion of the Board of Directors or management of the Company where appropriate, if the Bank Representative violates this Code or fails to report another Bank Representative’s violation when the Bank Representative believes that such a violation has occurred. Violation of this Code shall constitute “cause” sufficient to remove a director from the Board of Directors of both Bank of the James Financial Group, Inc. and Bank of the James.

VI.	REPORTING

Any Bank Representative that becomes aware of a potential violation of this Code shall bring such potential violation to the immediate attention of the Chair of the Audit Committee, unless the potential violation shall involve the Chair of the Audit Committee, and then the matter shall be brought to the attention of the Chairman.

The Chair of the Audit Committee or the Chairman of the Board, as the case may be, shall have the power to monitor, investigate, make determinations and recommend actions with respect to potential violations of this Code. Investigations may be conducted by persons within or without the Company. Once a determination has been made that the reported violation violates this Code, the Board of Directors will determine what, if any, action should be taken. Such action may include, but is not limited to, further investigation of the matter, consulting outside counsel, referral to appropriate governmental or regulatory authorities, and disciplinary action up to and including dismissal.

The Company will not discharge, demote, suspend, threaten, harass, or in any other manner discriminate against any Bank Representative who in good faith reports a possible violation of this Code.

VII.	WAIVER & AMENDMENT

The Company will adhere to applicable disclosure laws and regulations, including Section 406 of the Sarbanes-Oxley Act, if there is a waiver or amendment of any of the provisions of this Code. Any amendment to this Code must be approved by the Board of Directors. Any and all modifications and waivers of this Code shall be disclosed within four (4) business days of the modification or waiver on a Form 8-K and in the Company’s annual report.

VIII.	CODE OF CONDUCT

This Code supplements the Company’s Code of Conduct which applies to all officers and employees.

IX.	SIGNATURE

I have read and understand this Code and agree to comply with all of its provisions. Except for the following relationships, I have no relationships with the Company which could result in a conflict of interest or the appearance of a conflict of interest.

Signature	Date

Adopted:	April 15, 2005
Revised:	September 20, 2011